UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Dole Food Company, Inc.

(Name of Issuer)

Common Stock par value $0,001 per share

(Title of Class of Securities)

256603 101

(CUSIP Number)

Scott Griswold

10900 Wilshire Boulevard

Los Angeles, California 90024

(310) 208-6055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256603 101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS David H. Murdock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 35,568,585
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,568,585
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,568,585[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%[2]
14	TYPE OF REPORTING PERSON IN,HC

[1]	Includes 250,000 currently exercisable options awarded under Dole’s option plans.
[2]	Based upon 89,537,765 shares of Common Stock outstanding as of April 30, 2013.

CUSIP No. 256603 101	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Castle & Cooke Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,784,914
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,784,914
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,784,914
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[3]
14	TYPE OF REPORTING PERSON CO

[3]	Based upon 89,537,765 shares of Common Stock outstanding as of April 30, 2013.

CUSIP No. 256603 101	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Castle & Cooke Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,784,914
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,784,914
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,784,914
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[4]
14	TYPE OF REPORTING PERSON CO

[4]	Based upon 89,537,765 shares of Common Stock outstanding as of April 30, 2013.

CUSIP No. 256603 101	Page 5 of 6 Pages

This Amendment No. 18 (the “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2009 by the Reporting Persons, as previously amended. This Amendment, and the Original Schedule 13D, relate to the shares of Common Stock, par value $0.001 per share (“Common Stock”) of Dole Food Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Dole Drive, Westlake Village, California 91362. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D, as previously amended, is not amended or supplemented in any respect.

Item 4. Purpose of Transaction

Item 4 as previously amended is revised to add the following:

On June 10, 2013 David H. Murdock made a proposal to the Dole Food Company, Inc. board of directors to acquire the approximately 60% of Dole’s common stock he does not currently own for a cash price of $ 12.00 per share. Mr. Murdock does not currently intend to sell any shares of Dole’s common stock.

[SIGNATURE PAGE FOLLOWS ]

Exhibits:

•	Exhibit 99.1 – Letter to Board of Directors dated June 10, 2013

•	Exhibit 99.2 – Press release dated June 11, 2013

CUSIP No. 256603 101	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2013

By:	/s/ David H. Murdock
Name:	David H. Murdock, individually and as trustee of the David H. Murdock
Living Trust dated
May 28, 1986, as amended

CASTLE & COOKE INVESTMENTS, INC.

By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President

CASTLE & COOKE HOLDINGS, INC.

By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President